SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

August 28, 2009

Date of report *(date of earliest event reported)*

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On August 28, 2009, MGE Energy, Inc. (MGE Energy) entered into an amendment to its Credit Agreement dated as of December 30, 2008, with the lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent. The Credit Agreement relates to a revolving credit facility provided by the lenders to MGE Energy. Among other things, the amendment makes the following changes to the Credit Agreement:

- Increases the aggregate commitment of the lenders from $20 million to $40 million,

- Increases the adder used in the calculation of the "Eurodollar Rate" interest rate option, and

- Extends the expiration date from September 30, 2009, to August 27, 2010.

The increased commitment replaces a $20 million commitment on MGE Energy's Credit Agreement dated as of August 29, 2008, with the lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent. That Credit Agreement expired pursuant to its terms on August 28, 2009.

See Item 2.03 for additional information regarding the Credit Agreement dated as of December 30, 2008, as amended by the August 28, 2009, amendment.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

On August 28, 2009, MGE Energy entered into an amendment to its Credit Agreement dated as of December 30, 2008, with the lenders named therein and JPMorgan Chase Bank, N.A., as Administrative Agent. As amended, the Credit Agreement provides MGE Energy with a $40 million revolving credit facility that expires on August 27, 2010.

As amended, the credit facility carries interest at either:

- A "floating rate," calculated on a daily basis as the highest of a prime rate, a Federal Funds effective rate plus ½% per annum, or a Eurodollar-based rate for a one month interest period plus 1%; or

- A "Eurodollar Rate," calculated as provided in the Credit Agreement for the selected interest period, plus 1.5%.

Interest based upon a floating rate is payable monthly. Interest based upon a Eurodollar Rate is payable on the last day of the selected interest period, unless that interest period exceeds three months, in which case it is also payable on the three-month anniversary of the first day of the selected interest period.

No borrowings are outstanding under the credit facility at this time. Borrowings may be made and repaid at any time during the term of the credit facility and must be repaid upon the earlier of the scheduled expiration of the credit facility or the occurrence of an event of default. Events of default include failures to pay scheduled principal or interest, cross-defaults to specified other indebtedness, failure to pay specified judgments, certain bankruptcy-related events, and certain change in control events, subject to any applicable cure periods. Change in control events are defined as (i) a failure by MGE Energy to hold 100% of the outstanding voting equity interests in Madison Gas and Electric Company or (ii) the acquisition of beneficial ownership of 30% or more of the outstanding voting stock of MGE Energy by one person or two or more persons acting in concert. The Credit Agreement requires MGE Energy to maintain a ratio of its consolidated indebtedness to consolidated total capitalization not to exceed a maximum of 65%. Both consolidated indebtedness and consolidated total capitalization are determined in accordance with generally accepted accounting principles.

Item 9.01. Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired:
       Not applicable.

(b)   Pro forma financial information:
       Not applicable.

(c)   Shell company transactions:
       Not applicable.

(d)   Exhibit(s):

       10.1   First Amendment dated as of August 28, 2009, among MGE Energy, Inc., as
                  Borrower, the lenders named therein, and JPMorgan Chase Bank, N.A., as
                  Administrative Agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
(Registrant)

Date: September 2, 2009   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President, Chief Financial Officer,
Secretary and Treasurer

MGE Energy, Inc.

EXHIBIT INDEX TO FORM 8-K

Dated August 28, 2009

<u>Exhibit</u>

10.1   First Amendment dated as of August 28, 2009, among MGE Energy, Inc., as Borrower, the lenders named therein, and JPMorgan Chase Bank, N.A., as Administrative Agent.

FIRST AMENDMENT

This First Amendment dated as of August 28, 2009 (this "Amendment") amends the Credit Agreement dated as of December 30, 2008 (the "Credit Agreement") among MGE Energy, Inc. (the "Borrower"), various lenders and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the "Administrative Agent"). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Credit Agreement.

WHEREAS, the parties hereto have agreed to amend the Credit Agreement in certain respects as more fully set forth below;

NOW, THEREFORE, the parties hereto agree as follows:

Section 1.   Amendments. Subject to satisfaction of the conditions precedent set forth in Section 3, the Credit Agreement is amended as follows:

   1.1   Amendments to Section 1.1. Section 1.1 is amended as follows:

        1.1.1   The definition of "Aggregate Commitment" is amended by deleting the reference to "$20,000,000" therein and substituting "$40,000,000" therefor.

        1.1.2   The definition of "Eurodollar Rate" is amended by deleting the reference to "1%" in clause (ii) thereof and substituting "1.5%" therefor.

        1.1.3   The definition of "Facility Termination Date" is amended by deleting the reference to "September 30, 2009" therein and substituting "August 27, 2010" therefor.

   1.2   Amendments to Section 2.4. Section 2.4 is amended by (a) deleting the reference to "0.125%" in the first sentence thereof and substituting "0.10%" therefor and (b) deleting the reference to "0.175%" in the second sentence thereof and substituting "0.15%" therefor.

   1.3   Amendment of Schedule I. The existing Schedule I is replaced by Schedule I hereto.

Section 2.   Representations and Warranties. The Borrower represents and warrants as follows:

   2.1   Authorization and Validity. The Borrower has the power and authority and legal right to execute and deliver this Amendment and to perform its obligations under this Amendment and the Credit Agreement as amended hereby (the "Amended Credit Agreement"). The execution and delivery by the Borrower of this Amendment and the performance by the Borrower of its obligations under this Amendment and the Amended Credit Agreement have been duly authorized by proper corporate proceedings, and this Amendment and the Amended Credit Agreement constitute legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally or by equitable principles.

2.2   No Conflict; Government Consent. None of the execution and delivery by the Borrower of this Amendment, the consummation of the transactions contemplated by this Amendment and the Amended Credit Agreement or compliance by the Borrower with the provisions of this Amendment and the Amended Credit Agreement will violate (a) any law, rule, regulation, order, writ, judgment, injunction, decree or award binding on the Borrower or any of its Principal Subsidiaries, (b) the Borrower's or any Principal Subsidiary's articles or certificate of incorporation, partnership agreement, certificate of partnership, articles or certificate of organization, by-laws, or operating or other management agreement, as the case may be, or (c) the provisions of any indenture, instrument or agreement to which the Borrower or any of its Principal Subsidiaries is a party or is subject, or by which it, or its Property, is bound, or conflict with or constitute a default thereunder, or result in, or require, the creation or imposition of any Lien in, of or on the Property of the Borrower or a Principal Subsidiary pursuant to the terms of any such indenture, instrument or agreement. No order, consent, adjudication, approval, license, authorization, or validation of, or filing, recording or registration with, or exemption by, or other action in respect of any governmental or public body or authority, or any subdivision thereof, that has not been obtained by the Borrower or any of its Principal Subsidiaries, is required to be obtained by the Borrower or any of its Principal Subsidiaries in connection with (i) the execution and delivery of this Amendment, (ii) the borrowings under the Amended Credit Agreement, (iii) the payment and performance by the Borrower of the Obligations or (iv) the legality, validity, binding effect or enforceability of this Amendment or the Amended Credit Agreement.

Section 3.   Effective Date. This Amendment shall become effective as of the date on which the Administrative Agent has received all of the following (the "Effective Date"):

3.1   counterparts hereof executed by the Borrower and all Lenders;

3.2   evidence that the Borrower has paid all amounts outstanding under the Bilateral Facility (as defined below) and the 8/29/08 Syndicated Facility (as defined below);

3.3   a written opinion of the Borrower's counsel addressed to the Lenders, substantially in the form of Exhibit A;

3.4   a certificate, executed by the chief financial officer or treasurer of the Borrower, stating that no Default or Unmatured Default has occurred and is continuing;

3.5   a certificate, executed by the Secretary or an Assistant Secretary of the Borrower, attaching (a) the restated articles or the certificate of incorporation of the Borrower, together with all amendments, (b) a copy of the Borrower's by-laws, (c) a list of the names and titles of the officers of the Borrower that are authorized to execute and deliver this Amendment and the documents contemplated hereby and by the Amended Credit Agreement, together with a specimen signature of each such officer, (d) resolutions authorizing the execution of this Amendment and (e) a certificate of good standing certified by the appropriate governmental officer in the Borrower's jurisdiction of organization; and

3.6   payment (for the account of each Lender) of a non-refundable amendment fee in an amount equal to .10% of such Lender's Commitment after giving effect to this Amendment.

Section 4.   Miscellaneous.

4.1   Termination of Other Facility. The parties hereto agree that, concurrently with the effectiveness hereof, the Credit Agreement dated as of August 29, 2008 ("8/29/08 Syndicated Facility") among the parties hereto shall terminate and be of no further force or effect (except for provisions thereof that by their terms survive termination thereof).

4.2   Continuing Effectiveness. Except as expressly set forth herein, the Credit Agreement shall remain in full force and effect and is ratified, approved and confirmed in all respects.

4.3   Counterparts. This Amendment may be executed in any number of counterparts, all of which taken together shall constitute one agreement, and any of the parties hereto may execute this Amendment by signing any such counterpart. Delivery to the Administrative Agent of a counterpart hereof, or a signature page hereto, by facsimile or electronically in a pdf or similar file shall be effective as delivery of an original manually-executed counterpart hereof.

4.4   Incorporation by Reference. The provisions of Section 9.6 and Article XV of the Credit Agreement are incorporated herein by reference as if fully set forth herein, mutatis mutandis.

4.5   Governing Law. **THIS AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF WISCONSIN, BUT GIVING EFFECT TO FEDERAL LAWS APPLICABLE TO NATIONAL BANKS.**

4.6   Successors and Assigns. This Amendment shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of the date first above written.


MGE ENERGY, INC., as Borrower

By: /s/ Jeffrey C. Newman
Name: Jeffrey C. Newman
Title: V.P., CFO, Secretary and Treasurer

JPMORGAN CHASE BANK, N.A., as Administrative Agent and as a Lender

By: /s/ David N. Slezewski
Name: David N. Slezewski
Title: Vice President

U.S. BANK NATIONAL ASSOCIATION, as Syndication Agent and as a Lender

By: /s/ Mary Pat Williams
Name: Mary Pat Williams
Title: Vice President


SCHEDULE I

LENDERS AND COMMITMENTS

Lender	Commitment
JPMorgan Chase Bank, N.A.	$20,000,000
U.S. Bank National Association	$20,000,000
Total	**$40,000,000**